UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 February, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Sibanye Gold Limited
Business Address:
Libanon Business Park
1 Hospital Street, (Off Cedar Ave),
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel   +27 11 278 9600
Fax   +27 11 278 9863

MEDIA RELEASE:

UNDERGROUND FIRE AT BEATRIX 4 SHAFT

Westonaria, 20 February 2013: Sibanye Gold Limited (Sibanye Gold) (JSE, NYSE: SGL) wishes to inform all stakeholders that a fire broke out in a raise line on 20 Level, Beatrix 4 Shaft (previously the Oryx Mine), at 10pm on 19 February 2013.

Beatrix management with the assistance of its mine rescue teams managed to successfully contain the affected areas and evacuate the entire mine by 7am, 20 February 2013, without any injuries or employees being exposed to undue danger.

Neal Froneman, CEO of Sibanye Gold, commenting on the incident said, "Beatrix management and its mine rescue teams did an excellent job isolating the area impacted by the fire and safely evacuating all employees from the mine, without any injuries being caused. As you can imagine, successfully completing this exercise in the early hours of the morning, under the dangerous conditions prevailing, is an admirable achievement and I wish to thank and congratulate all involved."

Unfortunately, the fire has not yet been extinguished and while high levels of smoke and gas remain in the mine, we have decided to suspend underground operations at Beatrix 4 Shaft while we assess the situation and bring the fire under control," added Froneman.

Beatrix 4 Shaft produces approximately 218kg (7 011oz) of gold per month or 24% of the total produced by the entire Beatrix Operations (approximately 898kg or 28 869oz per month). The Beatrix 4 Shaft Section generated an Operating Loss of R93 million (a R155 million loss after capex) in 2012.

Further updates will be released when possible.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

www.sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 20, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer